INSIDER TRADING POLICY

LIBERTY LATIN AMERICA

Exhibit 19

Liberty Latin America reserves the right to amend or cancel this Policy at any time.

PURPOSE
The Liberty Latin America (“LLA” or “Company”) Code of Conduct (“Code of Conduct”) requires our directors, officers and employees to comply with U.S. federal securities laws and U.S. Securities and Exchange Commission (“SEC”) regulations applicable to the buying and selling of securities and prohibits “insider trading” and the disclosure or “tipping” of material nonpublic information to others. To ensure compliance with these laws and provide our directors, officers and employees with meaningful guidance in order to avoid individual and/or Company liability under the securities laws and to protect LLA’s business reputation, our Board of Directors has adopted this Insider Trading Policy.

SCOPE
Persons Covered. This policy applies to every director, officer or employee of LLA or any direct or indirect subsidiary of LLA to which our Code of Conduct applies. The same restrictions that apply to you also apply to all members of your household, all entities controlled by you or a member of your household (such as corporations, partnerships, trusts etc.) and all other persons and entities whose transactions in Company securities are directed by, or under the control or influence of, you or any member of your household (such as parents or adult children who consult with you before they trade in Company securities). You are responsible for making sure that any trading in securities covered by this Policy by any such person or entity complies with this Policy. LLA may designate other persons who will be subject to this Policy from time to time.

Companies Covered. The prohibition on insider trading in this Policy applies, but is not limited, to trading in securities of LLA or its subsidiaries. It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company or any of its direct or indirect subsidiaries, learns of material nonpublic information about LLA, its subsidiaries or a company (1) in which LLA has invested, (2) with which the Company does business, such as LLA’s customers or suppliers, or (3) that may be negotiating major transactions or business relationships with LLA or any of its direct or indirect subsidiaries, such as an acquisition, investment or sale, may engage in transactions in that company’s securities until the information becomes public or is no longer material. Information that is not material to LLA may nevertheless be material to one of those other entities.

Securities Covered. The prohibition on insider trading in this Policy includes trading in common shares, preferred shares and debt securities (debentures, bonds and notes), whether currently outstanding or issued in the future, and in derivative securities such as put and call options.

Transactions Covered. In addition to purchases and sales of securities, the “trading” covered by this Policy includes certain transactions under Company plans, as follows:
•Exercises of Options or Share Appreciation Rights (SARs); Vesting of Restricted Share Units (RSUs) or Performance Share Units (PSUs).
Because of the potential reputational harm to LLA, the trading restrictions of this Policy also generally apply to the exercise of a SAR, whether settled in cash or shares, and to the exercise of an option through any method, even though no market transaction may be involved. Only the following types of exercises (a “permitted exercise”) are not “trading” for purposes of this Policy: (a) the automatic exercise of a SAR, such as on a date fixed in the grant agreement or immediately prior to early termination of the SAR; (b) the voluntary exercise of a SAR that would otherwise expire before the trading restriction was lifted; and (c) the exercise of an option that would otherwise expire before the trading restriction was lifted, provided however that in each case the holder pays the exercise price in cash or check or through the withholding by LLA of a portion of the exercised shares to pay the exercise price. A cashless exercise of an expiring option through a broker and the exercise of an expiring option through the delivery of shares of LLA already owned by the holder are not permitted exercises and are subject to the trading restrictions of this Policy. The trading restrictions also apply to any concurrent or subsequent sale of the shares received upon a permitted exercise.

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The automatic vesting of RSUs or PSUs is not considered “trading” for purposes of this Policy. In addition, the withholding by LLA of a portion of the shares otherwise deliverable upon exercise of an option or SAR or the vesting of RSUs and PSUs under the Company’s equity plans in an amount sufficient to satisfy LLA’s tax withholding requirements related to such exercise or vesting is also not considered “trading” for purposes of this Policy.
•401(k) Plan. The trading restrictions apply to elections you may make under the 401(k) Plan to (a) make an intra-plan transfer of all or any portion of an existing account balance into or out of the LLA share fund, and (b) borrow money against your 401(k) Plan account if the loan will result in a liquidation of some or all of your LLA share fund balance.
•Employee Stock Purchase Plan (“ESPP”). Planned purchases of securities through periodic payroll contributions under your ESPP elections made at the time of enrollment, as well as receipt of any matching shares from LLA, are not subject to the trading restrictions. The withholding by LLA of a portion of the shares otherwise deliverable under the ESPP in an amount sufficient to satisfy LLA’s tax withholding requirements related to the receipt of any matching shares from LLA or in connection with income received due to the application of the “look-back” feature under the ESPP is also not considered “trading” for purposes of this Policy. Trading restrictions, however, do apply to contribution elections you make when you enroll in the ESPP and changes in those elections, voluntary additional contributions, and sales of Company shares purchased or granted under the ESPP.
•Other Plans. If LLA were to establish a dividend reinvestment plan or other investment or savings plan in the future, then this Policy’s trading restrictions would apply in a manner similar to that described above for the 401(k) Plan and ESPP. Planned purchases of securities through periodic payroll contributions under elections made at the time of enrollment or reinvestment of dividends pursuant to the applicable plan would not be subject to the trading restrictions, but changes in elections, voluntary additional contributions or increases in your level of participation and sales of Company shares purchased under the plan would be restricted by this Policy.
For the avoidance of doubt, acquisitions or dispositions of securities involving a bona fide gift or a transfer by will or the laws of descent or distribution are not transactions subject to the trading restrictions of this Policy. Notwithstanding the foregoing, tax-deductible charitable contributions of securities may not be made while you are aware of material nonpublic information relating to LLA, its subsidiaries or other covered company (as described in “Companies Covered” above). Similarly, you may not gift securities while you are aware of material nonpublic information relating to LLA, its subsidiaries or other covered company (as described in “Companies Covered” above) if you know, should know or have reason to believe the recipient intends to sell the securities prior to such information becoming publicly available.

STATEMENT OF POLICY
No Trading on Inside Information. You may not trade in the securities of LLA or any of its subsidiaries directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to LLA. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company, which you obtained in the course of your employment with or service to LLA or any of its subsidiaries. You are strongly encouraged to discuss any proposed trading in securities of LLA, its subsidiaries or other covered company (as described in “Companies Covered” above) with LLA’s Legal Department (or with any available corporate officer for referral to the Legal Department).

No Tipping. You may not pass material nonpublic information on to others (except to another employee on a need-to-know basis) or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading. Disclosing such confidential information also violates our Code of Conduct, LLA policies on the protection of LLA confidential information and confidentiality obligations to or of LLA.

No Exception for Hardship or De Minimis Transactions. The existence of a personal financial emergency does not excuse you from compliance with this Policy. Additionally, there is no exception for “small” transactions.

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Blackout and Pre-Clearance Procedures. To help prevent inadvertent violations of the securities laws and to avoid even the appearance of trading on the basis of inside information, this Policy imposes additional restrictions and requirements on LLA’s directors, executive officers subject to Section 16 of the U.S. Securities Exchange Act of 1934 (“executive officers”), members of LLAs executive management team and certain designated employees of LLA and its subsidiaries as described below under “Special Provisions Applicable to Directors and Insider Employees.” A person whose title or position is listed on Schedule I of this Policy is subject to these Special Provisions. This Policy refers to these designated employees, members of LLA’s executive management team and our executive officers as “Insider Employees.”

WHAT IS MATERIAL NONPUBLIC INFORMATION?
Inside information has two important elements -- materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. The information may be positive or negative. Financial information is frequently material, even if it covers only part of a fiscal period or less than all of the Company’s operations, since either of these might convey enough information about LLA’s consolidated results to be considered material information. Although no bright line test exists, the following is a non-exclusive list of the types of information that may, depending upon all the surrounding circumstances, be considered material:
•Projections of future financial results or other guidance.
•Financial or operational results, especially quarterly and year-end results.
•A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.
•A change in LLA’s board of directors or executive management.
•Significant events regarding LLA’s securities, including the declaration of a stock split, the offering of additional debt or equity securities, plans to redeem or repurchase securities or changes in dividend policies.
•Severe financial liquidity problems.
•Actual or threatened major litigation, or the resolution of such litigation.
•Major changes in accounting policies.
•Significant developments or events concerning or affecting LLA’s products, services, operations or strategic plans, such as regulatory developments, cybersecurity breaches, technological changes, or impacts of severe weather events, significant pricing changes.

Both positive and negative information can be material. Put simply, if the information could reasonably be expected to affect the price of LLA’s securities, it should be considered material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. In other words, if the price of LLA’s securities changed as a result of the information having been made public, it will likely be considered material by enforcement authorities.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or filing with the SEC) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the next full trading day after the information is released. For example, if LLA announces financial results before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market Wednesday (assuming you are not aware of other material nonpublic information at that time). However, if LLA announces financial results after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday.

ADDITIONAL GUIDANCE
LLA considers it improper and inappropriate for those employed by or associated with LLA to engage in short-term or speculative transactions in LLA’s securities or in other transactions in LLA’s securities that may lead to inadvertent

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violations of the insider trading laws. Accordingly, your trading in LLA securities is subject to the following additional guidance:

Short Sales. You may not engage in short sales of LLA’s securities (sales of securities that are not then owned), including writing uncovered call options.

Publicly Traded Options. As they present unique issues for you and LLA, you should avoid any transactions in publicly traded options to sell or buy securities (such as puts, calls etc.) on an exchange or in any other organized market and should consult with the LLA Legal Department if you do want to conduct such a transaction. Directors and Insider Employees must pre-clear all such transactions with the LLA Legal Department.

Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading. Directors and Insider Employees may not place standing orders with brokers unless the orders meet the requirements of SEC Rule 10b5-1 as described under the section of this Policy below labelled “Special Provisions Applicable to Directors and Insider Employees”.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, you should exercise caution in holding Company securities in a margin account or pledging Company securities as collateral for a loan. If you have any questions about margin accounts or pledges, please consult the LLA Legal Department.

POST-TERMINATION TRANSACTIONS
This Policy continues to apply to your transactions even after you have terminated employment or other services to LLA or a subsidiary as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade securities of the Company or other covered company (as described in “Companies Covered” above) until that information has become public or is no longer material.

UNAUTHORIZED DISCLOSURE
Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about LLA, its business plans, financial results and projections as to future financial results in connection with your employment or service as confidential and proprietary to LLA, whether it is “material” or not.

In addition, the timing and nature of LLA’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, LLA and its management. Accordingly, it is important that responses to inquiries about LLA by the press, investment analysts or others in the financial community be made on LLA’s behalf only through our Investment Relations and Communications Teams.

Please consult our Disclosure Policy for more details regarding our policy on speaking to the media, financial analysts and investors and the use of social media.

CONSEQUENCES
Trading on material, nonpublic information is a crime subject to significant fines and jail terms for individuals. In addition, the SEC may seek civil penalties and violators must disgorge any profits made and may be subject to civil liability to private plaintiffs.

Employers and other controlling persons are also at risk under federal law and may be fined if they fail to take reasonable steps to prevent insider trading.

Any sanctions imposed upon a Board member or employee for violation of insider trading laws will be the sole responsibility of the individual. LLA will not cover or indemnify the individual for these costs.

PERSONAL RESPONSIBILITY

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You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you violate this Policy, LLA may take disciplinary action, including dismissal for cause.

CAUTIONARY STATEMENT
All personnel must recognize that trading in Company securities may be prohibited at a particular time because of the existence of material nonpublic information. Any director, officer or employee purchasing LLA securities must consider the inherent risk that a sale of the securities could be prohibited at a time he or she might desire to sell them. The next opportunity to sell might not occur until after an extended period, during which the market price of the securities might decline.

COMPANY ASSISTANCE
Your compliance with this Policy is of the utmost importance both for you and for LLA. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from LLAs Legal Department. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

SPECIAL PROVISIONS APPLICABLE TO DIRECTORS AND INSIDER EMPLOYEES
These Special Provisions apply to all directors and executive officers of LLA, members of LLA’s executive management committee and certain designated employees of LLA and its subsidiaries who may have access to material nonpublic information about LLA. The titles or positions of the persons covered by these Special Provisions are listed on Schedule I. LLA may from time to time designate other positions that are subject to these Special Provisions or remove certain positions and will amend Schedule I from time to time to reflect these changes.

In addition to the requirements of this Policy, Directors and executive officers of LLA are subject to obligations to file ownership reports with the SEC pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the directors and the chief executive officer of LLA are subject to SEC Rule 144’s restrictions on affiliate sales of LLA securities. These rules and the procedures designed to address them have previously been covered in a separate memorandum. Questions should be addressed to the LLA Legal Department.

BLACKOUT PROCEDURES
LLA will issue from time to time the following blackouts that will prohibit transactions in LLA securities while in effect.

Quarterly Blackout Periods. LLA’s announcement of its quarterly and annual financial results has the potential to have a material effect on the market for LLA’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in Company securities during the quarterly blackout periods set forth below:
•The period beginning at the close of regular trading on U.S. securities markets on the last trading day immediately preceding the last day of each fiscal quarter of LLA and ending on the later of (a) one full business day following the filing with the SEC of LLA’s Quarterly Report on Form 10-Q for that quarter, in the case of the first three quarters of a fiscal year, or LLA’s Annual Report on Form 10-K for that fiscal year, in the case of the fourth quarter of a fiscal year and (b) 24 hours after LLA’s related earnings call.

Currently, LLA’s Quarterly Reports are required to be filed within 40 days after the end of each fiscal quarter of LLA and LLA’s Annual Report is required to be filed within 60 days after the end of each LLA fiscal year. LLA’s fiscal year is currently the same as a calendar year.

Event-Specific Blackouts. From time to time, an event may occur that is material to LLA and is known by only a few directors or executives. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by the quarterly earnings blackout procedures, may not trade in LLA’s securities, as follows:

•The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to the advance discussion or pre-clearance procedures of these Special Provisions requests permission to trade in LLA’s securities during

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an event-specific blackout, the LLA Legal Department will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout.
•Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the LLA Legal Department to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.
•Even if a blackout period is not in effect, at no time may you trade in Company securities if you are aware of material nonpublic information about LLA.

Directors and executive officers may also be subject to event-specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.

Hardship Exceptions. A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company securities in order to generate cash may, in appropriate circumstances, be permitted to sell Company securities even during the quarterly blackout period. Hardship exceptions may be granted only by LLA’s Chief Legal Officer and must be requested at least two (2) business days in advance of the proposed trade. A hardship exception may be granted only if the requesting person is not in possession of material nonpublic information. Under no circumstance will a hardship exception be granted during an event-specific blackout period.

PRE-CLEARANCE PROCEDURES
Directors, Executive Officers and other Insider Employees who are Vice Presidents or higher must pre-clear all proposed transactions in LLA securities with the LLA Legal Department, including hedging and monetization transactions and gifts. We recommend that all other Insider Employees pre-clear proposed transactions in LLA securities with the LLA Legal Department. A request for pre-clearance should be submitted at least two (2) business days in advance of the proposed transaction. Certain forms of hedging or monetization transactions involve more complex legal issues and should be submitted for pre-clearance at least two (2) weeks prior to the proposed execution of documents evidencing the transaction. Transactions that receive pre-clearance should be effected within 5 business days of receipt of pre-clearance, unless an exception is granted. All transactions in LLA securities, including transfers from one bank or brokerage account to another and transactions that are not subject to the trading restrictions of this Policy, must be reported immediately to the LLA Legal Department.

As described under “Additional Guidance” above, short sales of LLA securities are prohibited and you may not place standing orders with brokers for automatic execution of transactions other than pursuant to a Rule 10b5-1 Plan pre-cleared with the LLA Legal Department as described below.

Under no circumstance may a person effect a transaction in LLA securities while in possession of material nonpublic information, even if the transaction has been pre-cleared by the LLA Legal Department. LLA’s approval of any particular transaction under these procedures does not necessarily insulate the Director or Insider Employee from liability under the securities laws.

Exception for 10b5-1 Plans. Trades by Directors and Insider Employees in LLA’s securities that are executed pursuant to a plan that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (a “10b5-1 Plan”), are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the U.S. federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 Plan may only be entered into when you are not aware of material nonpublic information, and it may not be changed by you while you are aware of material nonpublic information. Note that any 10b5-1 plan that you enter into will be subject to a cooling-off period that is determined pursuant to the SEC’s Exchange Act rules. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

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You may complete a trade pursuant to a Rule 10b5-1 Plan if you submitted the plan to the LLA Legal Department for review at the time you established the plan and the LLA Legal Department has not advised you that the plan is defective. Although you are required to submit your plan to the LLA Legal Department and the Legal Department may review the plan, it is your responsibility to ensure that the plan meets the requirements of Rule 10b5-1. You should consult with your own counsel in setting up the plan to make sure that it complies with the requirements of Rule 10b5-1. Rule 10b5-1 Plans generally may not be adopted during a blackout period.

DISCIPLINE
We take any violation of this Policy (or any other Liberty Latin America Policy or the Code of Conduct) very seriously. Violators may be subject to disciplinary sanctions up to and including termination. In addition, individuals may be subject to incarceration, or fines if prosecuted by law enforcement authorities for breaches of insider trading laws.

EXCEPTIONS
There are no exceptions to this Policy, except as specifically noted herein.

APPLICABILITY
This Policy applies to:
(i)Liberty Latin America and to all LLA Personnel wherever located; and
(ii)Each joint venture or jointly-owned entity (whether a partnership, incorporated, unincorporated or consortium) (together, “joint venture entity”) and to the directors, officers and employees of any joint venture entity in which Liberty Latin America has: (a) a majority ownership interest; or (b) effective or management control.
RESPONSIBILITIES
All LLA Personnel have a duty to each other and to Liberty Latin America shareholders to prevent actions or commitments that may violate this Policy or the insider trading laws.

IMPLEMEMENTATION
Our Head of Compliance & Ethics has responsibility to implement this Policy and establish the procedures necessary to implement and monitor compliance with this Policy, including without limitation the provision and regular review and updating of our anti-corruption training. Our Head of Compliance & Ethics may report matters related to this Policy directly to the Audit Committee of our Board of Directors or through our Chief Legal Officer.

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SCHEDULE I

Insider Employees

All Executive Officers of Liberty Latin America Ltd.

All Senior Vice Presidents of Liberty Latin America Ltd.

All Officers of Liberty Latin America Ltd. or LiLAC Communications Inc. in the following departments:

Legal Accounting Finance/Treasury Financial Reporting Internal Audit/Controls Compliance Investor Relations Corporate Communications Tax Strategy/Corporate Development

All Managers and above of such departments (other than Internal Audit/Controls Compliance), plus such other members of the above-referenced departments as may be designated from time to time because they work with or otherwise have access to non-public financial information.

CWC, CWP, Liberty Networks, Liberty Costa Rica & Liberty Puerto Rico Officers:

        Chief Financial Officer
    General Counsel
Head* of Internal Audit
Head* of Compliance
Head* of Investor Relations
    Head* of Corporate Communications
    Head* of Strategy & Corporate Development
All Vice Presidents/Managers/Managing Directors/Directors of Financial Reporting, Accounting, Finance/Treasury, Financial Planning, Tax, plus such other persons as may be designated from time to time because they work with or otherwise have access to non-public financial information

* Refers to person responsible for the referenced department, whose title may be Head, Managing Director, Senior Vice President or similar.

All PAs who are copied on any non-public material financial information of LLA and/or its separately reported operating segments.

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